February 27, 2008

Ms. Kathleen Collins

Accounting Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

Mail Stop 4561

Washington, D.C. 20549

RE:	ACTUATE CORPORATION
FORM 10-K: FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006, FILED MARCH 20, 2007;
FORM 8-K FILED June 5, 2007;
File no. 0-24607

Dear Ms. Collins:

We are writing in response to the letter from the Securities and Exchange Commission (the “Commission”) dated February 12, 2008 (the “Comment Letter”) in which the Staff of the Commission (the “Staff”) requested certain additional information regarding the above-referenced filings. For your convenience, the numbering of this response corresponds to the section headings and numbering used by the Staff in the Comment Letter.

The Company acknowledges that the adequacy and accuracy of disclosures in our filings with the Commission are our responsibility. We acknowledge that the Staff’s comments or changes to our disclosures in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to our filings. We also understand that the Staff’s comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We also acknowledge that the Division of Enforcement has access to all information that we provide to the Staff of the Division of Corporation Finance.

Form 10-K for the Year Ended December 31, 2006

Management’s Discussion and Analysis – Results of Operations, Page 37

1.	We note your response to our prior comment 1. We read on page 39 that the acquisition of performancesoft accounted for $3.7 million of the increase in your maintenance revenues during 2006. We note that if you remove the impact of the performancesoft acquisition from your maintenance revenues, your maintenance revenue growth rate slowed from 15% in 2004 and 16% in 2005 to 13% in 2006. We also note that you cite changes in your installed base of customers and your aggressive renewal campaign as reasons for the amount of growth in your maintenance revenues that was not related to the acquisition. Based on the above, it remains unclear to us that additional disclosure concerning changes in your installed base of customers and/or your renewal rates would not benefit your investors by providing greater insight into the underlying factors that drive your results. To the extent that changes in your installed base of customers and your renewal rates drive changes in your results, please reconsider quantifying these factors.

We respectfully advise the Staff that maintenance revenues are significantly impacted by license sales and to a large degree are representative of cumulative license sales. Therefore, we fully expect that the absolute dollar value of maintenance revenues would increase over time, as it has. However, the rate of that growth depends on many factors. As license revenues declined in 2004 and 2005 from the respective prior year levels, it would be expected that (assuming all other factors are consistent) maintenance revenue growth would be negatively affected. Therefore, it is reasonable that the maintenance growth rates in 2006 decreased slightly. Also, we consider the maintenance revenue growth rate in 2005 to be marginally higher than our standard rate of growth for maintenance. This tends to exaggerate the true decline in the growth rate from 2005 to 2006. The unusual growth in 2005 was fully disclosed on page 39 of our 10-K for the period ended 12/31/06 as follows:

“…The steady increase in maintenance revenue from fiscal year 2004 to 2005 was mainly attributed to the impact of the Company’s change in pricing structure of maintenance renewals introduced in fiscal year 2004… Also in fiscal year 2005, the Company benefited from a concerted effort to increase maintenance renewals. In contrast to prior years, in order to increase maintenance renewals, the Company hired additional employees to head the effort of ensuring customers renew their maintenance agreements once the original maintenance contracts expire. This effort was undertaken during the second quarter of fiscal 2004 and resulted in continued increase of maintenance and support revenue in both fiscal years 2004 and 2005.”

In your inquiry to us you also asked us to consider further disclosure of detail on our installed base. We would like to inform the Staff that our reference to the growth in our installed base was intended to broadly describe to our readers the fact that maintenance revenue is growing, as expected, due partially to the cumulative increase in new license sales. We came to this conclusion based on the fact that the Company recognized $36.9 million in new license sales in fiscal year 2005, while maintenance renewal declines remained consistent with the prior year. Based on these two factors, we concluded that the installed base had grown and was a major driver in the consequential growth in maintenance revenues. We did not intend to imply that management regularly tracks specific metrics on our installed base. We do agree with the Staff that we could further explain how the installed base affects maintenance revenues. Therefore, in future 10-Q and 10-K filings, if appropriate, we will specifically indicate the amount of prior new license sales that drove the incremental maintenance revenues. For fiscal 2006, for example, this additional clarification may have included the following:

“The increase in the installed base is evidenced by the fact that we are now supporting a large percentage of the $36.9 million in new licenses sold in fiscal year 2005, while our maintenance declination rate has remained consistent”.

Disclosure Controls and Procedures, page 51

2.	We note your response to our prior comment 3. Please describe to us in more detail the errors in your tax provision and how you determined that they only related to the fourth quarter of 2006.

We respectfully advise the Staff that the material weakness related to a determination by Management that there was insufficient review and analysis of the Q4 tax provision by the tax director. This conclusion was reached mainly because of a material error in the calculation of the release of the valuation allowance with respect to previously benefited R & D credits. There were other immaterial errors made that also contributed to the conclusion. Specifically, the following errors were made in the initial calculation of the Q4 tax provision:

•

We incorrectly recorded federal research and development credits previously benefited on a without stock option calculation (but still not utilized on our tax return) in the valuation allowance release in Q4’06. This error was isolated to Q4’06 as the valuation allowance release occurred in Q4. The effect was a decrease of $2.1M of deferred benefit.

•

The M-1 for accrued other liability was calculated incorrectly, as the signs (positive/negative) were switched. This was a clerical error isolated to Q4’06 and had no impact on our estimated annual effective tax rate applied to the FY06 interim periods. The effect was an understatement of current tax expense of $213k.

•

Due to the error identified above, deferred tax benefit related to the release of the valuation allowance on this M-1 was also misstated. This was a clerical error isolated to Q4’06 and had no impact on our estimated annual effective tax rate applied to the FY06 interim periods. The effect was an understatement of deferred tax asset and valuation allowance of $213k.

•

Part of the state tax deferred tax asset (CA 2006 tax deductible in 2007) and state alternative minimum tax credits were not properly accounted for in our provision, resulting in an understatement of the deferred tax asset & tax benefit. This was a clerical error isolated to Q4’06 and had no impact on our estimated annual effective tax rate applied to the FY06 interim periods. The effect was an overstatement of the deferred tax expense of $157k and an overstatement current tax expense of $82k

•

The incorrect state tax expense was used in our provision due to a formula error, resulting in an understatement of the tax expense. This was a formula error isolated to Q4’06. The formula was correct on the previous interim tax provision calculations. The effect was an understatement of current tax expense of $73k.

Financial Statements for the Year Ended December 31, 2006

Note 1 – Summary of Significant Accounting Policies – Revenues, page F-10

3.	We note your response to our prior comment 4. Please explain to us in more detail how you concluded that the prices of your maintenance and consulting are sufficiently clustered within an appropriate range to support the use of the bell shaped curve analysis in establishing VSOE of fair value for these elements.

We respectfully advise the Staff that in both our maintenance and consulting VSOE calculations, we conclude that the prices of our maintenance and consulting are sufficiently clustered within an appropriate range by requiring that a very high percentage of all relevant data points fall within a reasonable percentage (plus or minus) of the established VSOE value. These percentage thresholds vary slightly but our minimum threshold requirement is that at least 70-80% of all the data points fall within 10-15% (+ or -) of the established VSOE value. In general, our calculations typically far exceed this threshold. For example, our standard maintenance VSOE calculation for our domestic entity achieved a 97% compliance rate of data points within 10% (+ or -) of the VSOE rate for the period ended 11/30/07.

4.	We note your response to our prior Comment 5 where you indicate that the changes in the Company's pricing structure were only made to the software license pricing and accordingly had a derivative effect on the maintenance values for those customers whose support is calculated based on a set percentage of the software license list price. It appears, based on your response, that the prices for software licenses increased thus resulting in increased maintenance revenues. Please confirm. If our understanding is correct, please explain why the license revenues in fiscal 2004 (the year in which this change was introduced) and fiscal 2005 did not reflect this change. In this regard, we note that license revenues actually decreased from fiscal 2003 to fiscal 2004 and from fiscal 2004 to fiscal 2005. Also, tell us how you plan to address this issue in your upcoming Form 10-K.

We respectfully advise the Staff that we believe that the increase in the list price of software licenses did have a derivative effect on maintenance fees charged to those customers whose maintenance is based on a percentage of list price. Therefore, we believe that this price increase was one contributing factor to the growth in maintenance revenues for the period in question. The license price increase has a direct impact on maintenance revenues, due to the fact that maintenance revenues are cumulative in nature. In other words, when the license pricing was changed, it affected all currently active maintenance contracts where maintenance pricing is based on a percentage of then current list price, upon renewal of those agreements. The impact on license revenues is not as direct or significant, and is less certain, as the price change only affects new license sales subsequent to the change in list price, and will only impact revenues when and if new licenses are sold. In fact, increased license prices could negatively impact new license sales based on price/demand logic. This contrasts with the impact on historic maintenance deals, which have already been sold, are directly impacted upon renewal, and are difficult for customers to instantly terminate.

In regards to the decrease in license revenue in 2005 and 2004, we respectfully advise the Staff that the change in pricing is only one of many factors that affected license revenue in these years. As we disclosed on page 33 of our 10-K for the period ended 12/31/05 and page 19 of our 10-K for the period ended 12/31/04, there were several other external factors that had a significant impact on license revenue growth in those periods. These factors included a weak corporate spending environment for enterprise reporting applications and a more competitive environment in our market niche. During those periods we saw customers engage in vendor consolidation. These factors had an adverse impact on the demand for our products in domestic markets. As a result we also had difficulty in securing new customer accounts and signed fewer significant transactions individually in excess of $1.0 million.

Supplemental Note:

In our prior response letter to the SEC, dated January 24, 2008, we responded to your question # 8 regarding auction rate securities. At the time of our response we indicated that we had not had any failed auctions on any of our securities and there was no need to impair the investments due to the fact that the credit quality was very high. We would like to inform the Staff that all of the securities on hand as of 12/31/07 did have successful auctions in January 2008. However, as the Staff may be aware, in mid-February of 2008 the auction market experienced an unprecedented high incidence of failed auctions. As a result of this, in February 2008, some of our auction securities experienced failed auctions when they came up for reset and we do anticipate failed auctions in the future. However, we do continue to believe that the vehicles need not be impaired at this time as the underlying credit of these securities continues to be very strong. These investments are still rated with a very high credit rating as they are all held in reputable municipal entities and none are collateralized by mortgage backed securities. However, we do feel that the liquidity has been affected and consider it to be a Type II subsequent event. Therefore we expect to disclose this development fully in the subsequent events section of our 10-K for the period ended 12/31/07. Furthermore, in our Form 10-Q filing for the period ended March 31, 2008, we will consider whether there are any other than temporary impairments and we expect to classify any remaining auction rate securities as long term investments in our financial statements for the period ended 3/31/08 and going forward. Please note that the financial statements for the period ended 12/31/07 are still properly classified as short-term investments due to the fact that prior to the February 2008 event it was management’s intent to sell these investments within 12 months of the balance sheet date.

Should you have any further questions, please do not hesitate to call me at (650) 645-3494

Sincerely,

/s/ Dan A. Gaudreau
Dan A. Gaudreau
Senior Vice President, Operations and CFO

cc:	Ms. Jennifer Thompson, Staff Accountant, Division of Corporate Finance

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